UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On March 6, 2025, Mr. Michael John Viotto resigned as a member of the Board of Directors (the “Board”) of Golden Heaven Group Holdings Ltd. (the “Company”), effective immediately. His resignation was due to his other commitments. There were no disagreements between Mr. Viotto and the Board or the Company. Before the resignation, Mr. Viotto was an independent director. Mr. Viotto served as the chairperson of the nomination and corporate governance committee and a member of the audit committee and the compensation committee at the time of his resignation.

On March 12, 2025, the Board appointed Ms. Aijuan Sun as a member of the Company’s Board. Ms. Sun was also appointed as the chairperson of the nomination and corporate governance committee and a member of the audit committee and the compensation committee.

Ms. Sun has more than 20 years’ work experience. From September 2004 to January 2008, Ms. Sun worked as a buyer at Xiamen Fuqiao Sports Equipment Co., LTD, where she was responsible for sales business. From June 2008 to February 2014, Ms. Sun worked as a marketing operations manager at Xiamen Jing Yu Cosmetics Co., LTD., where she was responsible for managing cosmetic sales. From April 2014 to December 2024, Ms. Sun worked as a manager at Oriental Pioneer Trading Limited, where she was responsible for management of trading. Ms. Sun received her diploma in computer application from Fujian Zhonghua Vocational and Technical School in July 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: March 12, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and
Chairman of the Board of Directors
(Principal Executive Officer)

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